Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

May 18, 2010

Mary Mast

Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Beijing Century Health Medical, Inc. (fka Super Luck, Inc.)

Form 10-K for the Fiscal Year Ended November 30, 2009

Form 10-Q for the three months ended February 28, 2010

File No. 0-51817

Dear Ms. Mast:

On behalf of Beijing Century Health Medical, Inc. (fka Super Luck, Inc.), a Delaware corporation (the “Company”), enclosed please find our responses to your verbal comments of May 12, 2010.

1.

We await the amendment in response to Comment #1, 2, 4, and 6.

Response:

Comment 1 is noted by the Company.

2.

Refer to your response to Comment 3, as previously requested.  Please provide an analysis of why you believe such consolidation is appropriate with references to specific guidance in FIN46R that require you to consolidate.  For example, state why CHML is a VIE and specifically state which Section of paragraph 5 applies to CHML and why.  If CHML is considered a VIE under paragraph 5 of FIN46R explain why you believe you are the primary beneficiary.  Clarify if such is the case, that CHML has no other activities other than its agreement with the company.  If CHML has other activities, explain why the Company will absorb a majority of CHML’s expected loss, receive a majority of CHML’s expected residual returns, or both, pursuant to paragraph 14.

Century Health Medical Limited (“CHML”) is a Chinese company that is primarily engaged in the research and development of an Acquired Immunodeficiency Syndrome Capsule (the “AIDS Medication Capsule”) in the Peoples Republic of China (the “PRC”). As noted in the Company’s filings with the Securities and Exchange Commission (“SEC”), the relationship between the Company and CHML is based on a series of agreements. The two primary contracts establishing the relationship between the Company and CHML are an Intellectual Property

Transfer Agreement and a Sales and Production Authorization Agreement both of which are between Beijing ShijiJiayu Technology Limited (“BSTL”), the wholly-owned subsidiary of the Company, and CHML.

Pursuant to the terms of the Sales and Production Authorization Agreement, BSTL transferred 100% of the production rights and 100% of the sales rights of the AIDS Medication Capsule to CHML.  CHML was not required to provide any services or pay any fees to BSTL for the transfer of the production and sales rights; however, once CHML begins selling the AIDS Medication Capsule, CHML was required to pay BSTL 70% of the sales revenue that CHML generates through its sales of the AIDS Medication Capsule.  As noted in a Form 8-K filed with the SEC, the Sales and Production Authorization Agreement was subsequently amended on February 28, 2010 to reduce the percentage of revenue that CHML was required to pay BSTL to 9%.

Through the specific guidance provided by paragraphs 2(c), 5(b), 14 and 15 of FIN46R, the Company has determined that from the period of October 20, 2008 through February 28, 2010: i) the Sales and Production Authorization Agreement was a variable interest, ii) CHML is considered to be a variable interest entity (“VIE”) of the Company and its financial statements are subject to consolidation;  and iii) the Company, as the primary beneficiary of the expected residual returns of CHML, was require to consolidate CHML’s financial statements.

The following summary identifies the guidance utilized by the Company in determining that consolidation is appropriate:

Paragraph 2(c) of FIN46R sets forth the definition for variable interests.  Its provides  that “[v]ariable interests in a variable interest entity are contractual, ownership or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests.”  In accordance with the definition set forth in paragraph 2(c) the Company has determined that the Sales and Production Authorization Agreement is a variable interest.

Paragraph 5 of FIN46R provides guidance regarding when an entity’s financial statements are subject to consolidation.  Paragraph 5 provides that an entity shall be subject to consolidation if, by design, conditions identified in subparagraphs a, b, or c exist. Paraphrased, Paragraph 5(b) provides in pertinent part that consolidation is appropriate if, as a group the holders of the equity investment at risk, in this instance CHML, lack any one of the following three characteristics of a controlling financial interest (1) the direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity; (2) the obligation to absorb the expected losses of the entity; (3) the right to receive the expected residual returns of the entity.  Because CHML was required to pay the Company 70% of its revenues from October 20, 2008 through February 28, 2010, CHML’s shareholders did not have the right to receive the expected residual returns of CHML.  Accordingly, pursuant to paragraph 5(b)(3),  CHML’s financial statements were subject to consolidation during that time period.

Paragraph 14 of FIN46R provides that “[a]n enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will…receive a majority of the entity’s expected residual returns.”  Paragraph 15 of FIN46R provides that “[a]n enterprise that consolidates a variable interest entity is called the primary beneficiary.  CHML’s primary business operations relate to only to the production and distribution of the AIDS Medication Capsule; CHML does not have other significant business operations.  As such, from October 20, 2008 through February 28, 2010, the Company had the right to receive the majority of CHML’s expected residual returns.  Accordingly, the Company is defined as the primary beneficiary of CHML’s residual returns and was required to consolidate CHML’s financial statements with its own from October 20, 2008 through February 28, 2010.

Response:

3.

Refer to your response to Comment 7.  Similarly, please provide a detailed analysis explaining why consolidation is no longer required subsequent to the February 2010 amendment.  Your response should refer to specific guidance in the new literature that is effective in 2010 with a through accounting analysis of the facts and circumstances.  Specifically, explain why you are no longer considered the primary beneficiary under the new guidance as a result of the amendment.

As disclosed on a Form 8-K filed with the SEC on March 8, 2010, on February 28, 2010, BSTL and CHML entered into an Amended Sales and Production Authorization Agreement to reduce the percentage of revenue that CHML was required to deliver to BSTL from 70% down to 9%.  As a result of the reduction of the percentage of revenue, in accordance with the guidance provided by SFAS 167 which amended FIN46R, specifically, in accordance with guidance from paragraphs 5b(3), 14, 14A, the Company has determined that it is no longer entitled to receive a majority of CHML’s residual returns, and as a result the Company is no longer required to consolidate its financial statements with those of CHML for the fiscal periods subsequent to February 28, 2010.

SFAS No.167 amends FASB Interpretation No.46(R), “Variable Interest Entities” for determining whether an entity is a variable interest entity (“VIE”). It requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a VIE. Under SFAS No. 167, an enterprise has a controlling financial interest when it has a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. SFAS No. 167 also requires an enterprise to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has power to direct the activities of the VIE that most significantly impact the entity’s economic performance. SFAS No. 167 also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE, requires enhanced disclosures and eliminates the scope exclusion for qualifying special-purpose entities.

Under SFAS No. 167, Paragraph 5(b) provides that a variable interest entity’s financial statements are subject to consolidation if, as a group the holders of the equity investment at risk, in this instance CHML, lack any one of the following three characteristics: (1) the power through voting rights or similar rights, to direct the activities of an entity that most significantly impact the entity’s performance; (2) the obligation to absorb the expected losses of the entity; (3) the right to receive the expected residual returns of the entity.  As a result of the amendment to the Sales and Production and Authorization Agreement, because CHML is only required to pay BSTL 9% of its revenues subsequent to February 28, 2010, CHML’s shareholders have the right to receive the expected residual returns of CHML.  Accordingly, because the equity holders of CHML do not lack any of the foregoing items, CHML’s financial statements are not subject to consolidation subsequent to February 28, 2010.

Furthermore, SFAS No. 167 provides in pertinent part that an enterprise shall consolidate a variable interest entity when the enterprise has a variable interest (or combination of interests)

that provides the enterprise with a controlling financial interest on the basis of the provisions in paragraphs 14A- 14G.  The Company has determined through the guidance of Paragraphs 14A through 14G that, because it does not possess the right to receive benefits from CHML that could be potentially be significant to CHML, the Company is not required to consolidate its financial statements with those of CHML subsequent to February 28, 2010, and as such is not considered to be the primary beneficiary of CHML.

Based upon the foregoing, the Company will not consolidate its financial statements with those of CHML for financial periods subsequent to the period ended February 28, 2010.

Response:

4.

Refer to your response to Comment 5, the control effects of CHML is not specifically a factor in determining whether or not your controls and procedures were effective at the end of the year.  Specifically tell us why you believe your disclosure controls and internal controls and procedures were effective in light of the pending restatement.

Response:

Under the supervision and with the participation of the Company’s management, the Company had conducted an evaluation of the disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15(d)-15(e) promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), as November 30, 2009. Based on this evaluation, the Company’s management have concluded that in the FORM 10K/A, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported and filed or submitted that under the Exchange Act is accumulated and communicated to the Company’s management regarding required disclosure.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal controls framework is based on the criteria set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management believe that there is no material weaknesses considering the nature and extent of the current operations and any risks or errors in financial reporting under current operations as of the fiscal year ended November 30, 2009. However, the Company’s management agreed that there is room for improvement during the assessment of the effectiveness of the Company’s internal control over financial reporting.

Thank you for your assistance with this process.  Please feel free to contact us with any questions that you have.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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